Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 19334, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-03788

Date: November 26, 2004

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY ROYAL DUTCH SHELL PLC, ROYAL DUTCH PETROLEUM
COMPANY AND THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY ON
NOVEMBER 26, 2004.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO CANADA OR JAPAN

FOR IMMEDIATE RELEASE 26 NOVEMBER 2004

JOINT ANNOUNCEMENT BY N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ (“RD”) AND THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY (“ST&T”)

This announcement is also made on behalf of Royal Dutch Shell plc pursuant to article 9(g) (1) (c) of the Dutch Decree on the supervision of the securities trade.

Update on Structure and Governance Process and Dividends

Background

On 28 October 2004, the Boards of RD and ST&T (together, “the Boards”) announced their unanimous agreement to propose to their shareholders the unification of the Royal Dutch/Shell Group of Companies under a single parent company, Royal Dutch Shell plc (the “Transaction”).

Transaction Timetable

The preparation of definitive proposals and the required extensive documentation for the Transaction are progressing, along with required employee consultations. Draft shareholder documentation is being prepared for submission to regulators in the Netherlands, the United Kingdom and the United States. Internally, preparations are underway to implement the new governance and structure upon completion of the Transaction.

As announced on 28 October 2004, the review of proved oil and gas reserves is continuing on schedule, and to the extent possible, the remaining proved reserves that have not yet received detailed review will be audited prior to the end of 2004. Also as announced on 28 October, this review may require a restatement of previous periods to allocate revisions to the year concerned. The proved reserves information and its effects on the Group’s historical financial statements will also be subject to regulatory review prior to publication. Should restatements of previous periods be required, publication of the Group’s financial statements for 2004 would be delayed.

The shareholder documents relating to the Transaction are required to include the Group’s 2004 financial statements. Therefore, any delay in publishing those financial statements would also result in delays in the publication of the Transaction documents.

Given this potential for delay and to avoid uncertainty for shareholders, the Annual General Meetings (“AGMs”) of RD and ST&T will now be held on 28 June 2005. The parent companies envisage that the Transaction will be voted on by shareholders at meetings on that day, with the Transaction expected to be completed in July.

Fourth Quarter 2004 Results and Dividends

Fourth quarter 2004 results, including an update on proved reserves and on the timetable of the Transaction, are expected to be announced on 3 February 2005. The second interim dividend is also expected to be announced on this date, and it is expected that the dividend will be paid in March 2005, as confirmed on 3 November 2004.

It is also intended that a quarterly dividend will be paid in respect of the first quarter of the 2005 financial year. That dividend is expected to be declared with the first quarter results announcement and paid in June by RD and ST&T to their respective shareholders.

Enquiries:

Media

Stuart Bruseth +44 20 7934 6238

Simon Buerk +44 20 7934 3453

Bianca Ruakere +44 20 7934 4323

Netherlands: Herman Kievits +31 70 377 8750

Investors

UK: David Lawrence +44 20 7934 3855

Gerard Paulides +44 20 7934 6287

Europe: Bart van der Steenstraten +31 70 377 3996

USA: Harold Hatchett +1 212 218 3112

Citigroup Global Markets Limited (“Citigroup”) is acting for RD, ST&T and Royal Dutch Shell and nobody else in connection with the proposals and will not be responsible to anyone other than RD, ST&T or Royal Dutch Shell for providing the protections afforded to clients of Citigroup, nor for providing advice in relation to the proposals.

NM Rothschild & Sons Limited (“Rothschild”) is acting for RD, ST&T and Royal Dutch Shell and nobody else in connection with the proposals and will not be responsible to anyone other than RD, ST&T or Royal Dutch Shell for providing the protections afforded to clients of Rothschild, nor for providing advice in relation to the proposals.

ABN AMRO Bank N.V. (“ABN AMRO”) is acting for RD (and has provided certain financial services, and following consummation of the Transaction may provide certain financial or investment banking services to Royal Dutch Shell) and nobody else in connection with the proposals and will not be responsible to anyone other than RD and Royal Dutch Shell for providing the protections afforded to clients of ABN AMRO, nor for providing advice in relation to the proposals.

Deutsche Bank AG London (“Deutsche Bank”) is acting for ST&T and nobody else in connection with the proposals and will not be responsible to anyone other than ST&T for providing the protections afforded to clients of Deutsche Bank, nor for providing advice in relation to the proposals.

The distribution of this document in, into or from any jurisdiction other than The Netherlands, the United Kingdom and the USA may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements.

The proposals will not be made, directly or indirectly, in or into or by the use of the mails or any other means of instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, Japan, and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The proposals are not being made to residents of Japan. The proposals may or may not be made to any person or company in Canada and Australia depending on the availability of exemptions from relevant regulations or the number of shareholders and their respective shareholdings in those jurisdictions. The decision whether or not to make the proposal available in Canada or Australia is at the sole discretion of Royal Dutch Shell, RD and ST&T. This announcement does not constitute an offer or invitation to subscribe for securities. If the proposals described in this announcement are ultimately implemented, to the extent that a decision is made to extend the proposals, and any attendant offer or invitation to subscribe for securities, to Australian resident security holders of RD or ST&T, any action that might be taken by such Australian residents in response to that extension will only be permitted to be done in accordance with the terms and instructions detailed in the formal proposal documentation.

This document and other documents related to the proposals may not be electronically provided to nor accessed by residents of Canada or Japan. Copies of this document and any other documents related to the proposals are not being and must not be mailed or otherwise distributed or sent to any person or company in or into or from Canada or Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the proposals must not distribute or send it to any person or company in, into or from Canada or Japan.

This document does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or RD. The ST&T shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus in the event that they become available because they will contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus are expected to be available in due course.

The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell to all ordinary shareholders of RD. You are urged to carefully review: (i) the RD offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell; (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell; and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by RD regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in The Netherlands or filed with the SEC and (ii) other documents made public in The Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell, RD and ST&T at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, p.l.c., Shell Centre, London SE1 7NA, United Kingdom. The documentation referred to above is expected to be made public in May 2005.

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed Transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed Transaction being satisfied (including the failure of RD and ST&T shareholders to approve the proposed Transaction); the costs related to the proposed Transaction; the failure of the proposed Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; the accounting implications of the proposed Transaction; tax treatment of dividends paid to shareholders; results of the review process for proved reserves; and other factors affecting the Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from the recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors and security holders of RD and ST&T are advised to seek expert financial advice before making any decisions as regards the RD exchange offer or the ST&T scheme of arrangement.

Terms defined in the announcement dated 28 October 2004 have the same meaning when used in these legal notices, unless otherwise stated.

26 November 2004

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